Filed by Sirenza Microdevices, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Vari-L Company, Inc.
Commission File No. 0-23866

On December 2, 2002, Sirenza Microdevices, Inc., issued a press release announcing that Sirenza had entered into an Asset Purchase Agreement, dated as of December 2, 2002. The text of the press release follows:

Editorial Contact:

Sirenza Microdevices, Inc.
Robert Van Buskirk, 408/616-5497 (President/CEO)
ir@sirenza.com
www.sirenza.com

SIRENZA MICRODEVICES ANNOUNCES DEFINITIVE AGREEMENT  TO ACQUIRE ASSETS OF VARI-L COMPANY FOR STOCK, CASH AND LOANS

EXPECTS REVENUES OF $45-$50 MILLION, PRO FORMA EPS OF $0.05-$0.07  FOR COMBINED COMPANY IN FISCAL 2003

SUNNYVALE, Calif., Dec. 2, 2002—Sirenza Microdevices, Inc. (Nasdaq:SMDI), a leading designer and supplier of high-performance radio frequency (RF) components for communications equipment manufacturers, today announced a definitive agreement to acquire substantially all of the assets and assume specified liabilities of Vari-L Company, Inc. (OTCBB:VARL) for approximately $13.6 million in common stock and cash and forgiveness of $1.4 million in secured bridge loans. Vari-L designs, manufactures and markets complementary RF components using technologies common to existing and planned Sirenza products. The transaction has been approved by the boards of directors of both companies and is expected to close in the first quarter of 2003, subject to customary closing conditions and the approval of Vari-L stockholders.

Sirenza also confirmed its outlook for fourth-quarter 2002 financial results, as disclosed in its publicly broadcast teleconference on October 22, 2002, and updated its outlook for fiscal year 2003 results to include the effects of the proposed acquisition. For the fiscal year ended June 30, 2002, Vari-L reported net sales of $21.3 million and a net loss of $6.3 million, or a loss of $0.87 per basic share. Sirenza expects the acquisition to become accretive to its results in the second quarter of 2003.

“We believe that this acquisition will benefit the customers and stockholders of both companies by leveraging our respective technologies, products, channels, and RF design expertise for the wireless and wireline end markets,” said Robert Van Buskirk, president and chief executive officer of Sirenza. “Vari-L’s voltage-controlled oscillator (VCO) components, phase-locked loop (PLL) modules and signal processing components are frequently used side-by-side with Sirenza’s RF components by developers of communications infrastructure equipment. In addition, there are compelling synergies between our distribution channels and global end-customer bases. We look forward to completing the acquisition and integrating Vari-L’s assets with our own to enhance Sirenza’s competitive strength and build a larger, profitable company.”

AGREEMENT TERMS

Under the terms of the agreement, Sirenza will forgive $1.4 million in secured bridge loans to Vari-L. The net proceeds of the acquisition to Vari-L are expected to be approximately $13.6 million. These proceeds will be adjusted downward for any additional funds drawn by Vari-L on its secured bridge loan facility with Sirenza, as announced on October 8, 2002. Vari-L is expected to draw approximately $2.5 million before the anticipated close of the transaction in the first quarter of 2003.

The net consideration of approximately $11 million to be paid to Vari-L will reflect both Sirenza’s forgiveness of the secured bridge loans and Vari-L’s expected draw on the Sirenza loan facility. This net consideration will consist of Sirenza common stock, valued at $1.44 per share, and cash. Sirenza expects to issue approximately 4.2 million new shares, with a total value of approximately $6 million, and pay the remaining $5 million in cash.

The definitive agreement with Vari-L follows Sirenza’s cash acquisition of Xemod Incorporated—a privately held, fabless designer and manufacturer of RF power amplifier modules and components based on lateral double-diffused transistor (LDMOS) technology —in September 2002.

OUTLOOK CONFIRMATION AND UPDATE

Sirenza today confirmed its previously stated expectations of results for the fourth quarter ending December 31, 2002: up to 5% sequential growth in net revenues from the $5.2 million reported for the third quarter; a net loss under accounting principles generally accepted in the United States (GAAP) of approximately $0.04-$0.06 per basic share, and a pro forma net loss of approximately $0.03-$0.05 per basic share. Pro forma net income excludes the effects of the amortization of deferred stock compensation and a charge for intangible assets related to the acquisition of Xemod.

For the combined company in fiscal 2003, Sirenza expects net revenues of approximately $45-$50 million, a net loss under GAAP of approximately $0.01-$0.04 per basic share, and pro forma net income of approximately $0.05-$0.07 per diluted share. Pro forma net income excludes the effects of the amortization of deferred stock compensation and intangible assets, as well as anticipated charges of approximately $2.2 million related to the acquisition of Vari-L’s assets.

Sirenza plans to hold a teleconference with investors today at 5:00 p.m. ET / 2:00 p.m. PT to discuss the proposed acquisition of Vari-L’s assets and its outlook for fiscal year 2003. This call will be broadcast live for all investors and archived for one week at www.sirenza.com. In addition, a telephone replay will be available for one week at (706) 645-9291, code number 6921917.

VARI-L COMPANY, INC.

Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L’s patented products are used in commercial infrastructure equipment, consumer subscriber products and military/aerospace platforms. Vari-L serves a diverse customer base of the world’s leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi, Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

SIRENZA MICRODEVICES, INC.

Sirenza Microdevices, Inc., an ISO 9001:2000-certified manufacturer headquartered in Sunnyvale, California, with design centers throughout the U.S. and Canada, is a leading supplier of high-performance RF components for the wireless and wireline telecommunications markets. The company’s product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, fiber optic components, and high-performance multicomponent modules (MCMs) for transmit and receive applications. Product information may be found on Sirenza’s website at www.sirenza.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements regarding future events or results, including Sirenza’s current expectations of fourth-quarter 2002 and fiscal year 2003 financial results; the proposed acquisition of Vari-L’s assets and assumption of specified liabilities by Sirenza; the timing and execution of the close of the acquisition and subsequent integration of assets; the synergies with Vari-L and related benefits envisioned by Sirenza, including accretion to Sirenza’s financial results; and the timing, amounts and use of proceeds of secured bridge loans from Sirenza to Vari-L. Sirenza cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include: the inability to close, or delays in closing, the Vari-L acquisition; the ability to successfully integrate the assets, management teams and processes of the two companies; the actual amount of charges and transaction expenses associated with the acquisition; the ability to realize expected synergies with Vari-L and the related benefits envisioned by Sirenza; the actual amount to be drawn by Vari-L on its secured bridge loan facility with Sirenza; the possibility that the purchase price, and thus the number of shares of common stock to be issued and the amount of cash to be paid, may increase due to a working capital adjustment of the purchase price that is provided for in the definitive agreement; the response by customers of Sirenza or Vari-L to the acquisition; and customers’ further reductions of planned production volumes, further delays in the build-out of new wireless and wireline network infrastructure, delays in the implementation of next-generation equipment, decreased demand for products that contain RF components, and/or exertion of downward pressure on the pricing of the company’s components. Each and all of these factors could be due to overall general economic or telecommunications market conditions, or conditions in the mobile and fixed wireless and wireline infrastructure markets, or otherwise. Additional factors include the possible underutilization of the company’s manufacturing facilities, whether as a result of the factors described above or otherwise, and the integration and financial performance of the company’s new Integrated Power Products business within Sirenza and the resulting benefits of the business combination to Sirenza. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza’s and Vari-L’s respective filings with the Securities and Exchange Commission (SEC), specifically Sirenza’s Form 10-K filed in March 2002 and Form 10-Q filed in November 2002, and Vari-L’s Form 10-K filed in October 2002 and Form 10-Q filed in November 2002. Sirenza undertakes no obligation to update its forward-looking statements at any time or for any reason.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Sirenza intends to file a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L, and Vari-L intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Vari-L are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Sirenza or Vari-L. Sirenza and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Vari-L and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s executive officers and directors is contained in Sirenza’s Form 10-K for the year ended December 31, 2001 and its proxy statement dated April 1, 2002, both of which are filed with the SEC. Information regarding Vari-L’s executive officers and directors is contained in Vari-L’s Form 10-K for the year ended June 30, 2002, which is filed with the SEC. A description of employment agreements and other interests of the Sirenza and Vari-L executive officers and directors will be available in the registration statement and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.